SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 30, 2002

Microcell Telecommunications Inc.
1250 Rene-Levesque Blvd. West, Suite 400
Montreal, Quebec
Canada
H3B 4W8

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... Form 40-F...X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes........... No...X.......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Microcell Telecommunications Inc.
Date: November 8, 2002	By:
/s/ JACQUES LEDUC
_______________________________
Jacques Leduc Chief Financial Officer and Treasurer

Index

Microcell Telecommunications Inc.

President's Message

Part I: Financial Information

Item 1. Financial Statements (unaudited)

  Interim consolidated balance sheets--September 30, 2002 and December 31, 2001
  Interim consolidated statements of loss and deficit--Three- and nine-month periods ended September 30, 2002 and 2001
  Interim consolidated statements of cash flows--Three- and nine-month periods ended September 30, 2002 and 2001
  Notes to interim consolidated financial statements--September 30, 2002

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Part II: Other Information

Item 1. Legal Proceedings

Item 2. Changes in Securities and Use of Proceeds

Item 3. Defaults Upon Senior Securities

Item 4. Submission of Matters to a Vote of Security Holders

Item 5. Other Information

Item 6. Exhibits and Reports on Form 8-K

President's Message

During the third quarter of 2002, Microcell maintained a strong focus on operating and financial discipline. The Company was successful in improving revenues, controlling costs, and preserving its cash position while conducting the process of reviewing and evaluating its alternatives to reduce its financing costs and improve its liquidity.

Operational overview

The third quarter was the fifth consecutive one in which the Company achieved positive EBITDA (defined as operating income or loss, excluding restructuring charges, impairment of intangible assets, and depreciation and amortization), with a best ever quarterly performance of $26.6 million. Over the past twelve months, our EBITDA has improved by $89.3 million, a significant accomplishment given the financial situation we are currently facing.

Microcell's cash preservation initiatives led us to trim our capital expenditures during the quarter to $12.6 million, a significant reduction compared to the previous quarter. Our capital expenditures were principally devoted to enhancing network capacity and improving our signal in regions where our digital service is currently provided. Despite reduced capital spending, we continued to enhance network quality and customer service.

Parallel to an increase in revenues, the Company kept strict control of operating expenses. Of particular interest, our retail cost of acquisition (COA) was down to $251 per gross addition during the quarter, remaining the lowest in the Canadian wireless industry. This was achieved while maintaining an estimated 21% market share of gross additions where Fido® Service is offered. As of September 30, Microcell was providing Personal Communications Services to 1,194,733 retail customers and 22,062 wholesale subscribers across Canada.

However, our churn rate remained high during the third quarter. We anticipated this, as we had initiated a number of customer deactivations due to non-payment. This situation resulted from the effects of certain programs and policies from past quarters, in particular, a special plan that had been devised to provide customers with low credit ratings access to a postpaid plan that included a variable spending limit. To address this challenge, we have been implementing a number of initiatives, all of which are focused on enhancing the customer experience at every level of our operations. These include the implementation of more stringent acquisition policies, an integrated welcome strategy for new customers, handset upgrades for existing customers, as well as updated training programs for our customer service representatives.

As part of a strategy designed to better support our prepaid customers and improve the profitability of this market segment, Fido launched a new airtime rate for its prepaid service in August, providing customers with a better rate per minute. Subsequent to the end of the quarter, Fido also launched InstantRefill, a wireless, interactive transactional platform for prepaid airtime replenishment. This platform could be a springboard for future secured transactional mobile phone applications. The prepaid market is one in which Microcell has a proven strength, and we are committed to addressing the needs of our customers in this segment. We are confident that prepaid customers will help to generate greater wireless penetration and improve our growth and profitability.

Process announced on August 9, 2002

As of September 30, 2002, the Company had total cash, cash equivalents and short-term investments of $125.2 million. In addition, the Company has a $257.3 million senior secured revolving credit facility, the availability of which is subject to certain conditions.

The Company is subject to certain covenants in its long-term debt agreements. The Company met all of these covenants for the third quarter. However, unless the Company can successfully renegotiate some of these covenants, it believes that it will not be in compliance with these covenants in the next twelve-month period, and that such non-compliance could occur as early as the fourth quarter of 2002. If one or more covenants are not met, the Company will be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility. This may also result in an acceleration of debt repayment. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, among other things, on its ability to reduce its financing costs and improve its liquidity and operating performance.

As announced last quarter, the Company retained the services of a financial advisor and formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going-concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. These may take the form of a debt restructuring, recapitalization, potential capital infusion, or other types of transactions, including a court supervised reorganization. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

The Company continues to evaluate the possible alternatives to reduce its financing costs and improve its liquidity and is currently in discussions with a steering committee of its existing secured bank lenders, as well as an ad hoc committee of its existing unsecured high-yield note holders. Subsequent to the end of the third quarter, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the possibility of non-payment of interest on the Company's senior discount notes due 2006 and non-payment to a vendor under a material contract. The Company has not made any decision as to whether to make these payments and continues to evaluate the situation.

Strength through people

In the midst of the turbulent economic conditions that all of us in the wireless telecommunications industry have been facing, Microcell's employees have shown a great deal of resilience and have demonstrated extraordinary support for the Company's initiatives. I would like to take this opportunity to thank them all publicly for their commitment. Their dedication provides the foundation for our future.

Andre Tremblay (signed)
President and Chief Executive Officer

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Part I: Financial Information
Item 1. Financial Statements

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED BALANCE SHEETS (see note 1)
	As at September 30 2002 $	As at December 31 2001 $
ASSETS	(unaudited)
Current assets
Cash and cash equivalents	86,963	19,005
Short-term investments and marketable securities (note 4)	41,537	159,524
Receivables	82,869	85,973
Receivables from related companies	953	489
Inventories	18,260	19,897
Other current assets	37,780	40,604
Total current assets	268,362	325,492
Capital assets (note 5)	724,925	764,048
Intangible assets (notes 2 and 6)	2,727	226,126
Long-term investments	11,881	34,983
Deferred charges and other assets	41,281	44,610
	1,049,176	1,395,259
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	23	445
Other	125,561	106,334
Deferred revenues	40,223	38,115
Deferred gain (note 7)	3,060	--
Current portion of long-term debt	43,380	16,523
Total current liabilities	212,247	161,417
Deferred gain (note 7)	17,378	--
Long-term debt	1,993,088	1,887,048
Deferred income tax liabilities (note 6)	27	73,519
	2,222,740	2,121,984
Shareholders' deficiency
Share capital (note 8)	1,167,678	1,167,371
Warrants (note 8)	1,770	2,077
Deficit	(2,343,012)	(1,896,173)
	(1,173,564)	(726,725)
	1,049,176	1,395,259
Contingencies (note 11) See accompanying notes.

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Microcell Telecommunications Inc.
(In thousands of Canadian dollars, except for per-share and share data)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (see note 1)
	Three months ended September 30		Nine months ended September 30
	2002 $	2001 $ (Restated-note 2)	2002 $	2001 $ (Restated-note 2)
	(unaudited)		(unaudited)
Revenues
Services	149,185	140,923	425,976	374,735
Equipment sales	5,349	5,510	14,335	25,146
	154,534	146,433	440,311	399,881
Costs and expenses
Cost of products and services	75,268	87,645	211,072	262,942
Selling and marketing	25,085	30,137	81,289	86,290
General and administrative	27,602	23,221	81,741	73,784
Depreciation and amortization (notes 2 and 5)	64,942	46,181	169,106	130,676
	192,897	187,184	543,208	553,692
Operating loss before the following:	38,363	40,751	102,897	153,811
Impairment of intangible assets (note 6)	--	--	223,399	--
Restructuring charges	--	--	3,761	--
Operating loss	38,363	40,751	330,057	153,811
Interest income	(1,543)	(1,677)	(3,754)	(5,666)
Interest expense	55,559	56,668	162,546	159,743
Financing charges	3,720	2,110	7,950	6,474
Foreign exchange loss	59,342	37,628	6,549	42,752
Gain--financial instruments (note 7)	(8,816)	--	(8,816)	--
Loss in value of investments and marketable securities	2,947	6,873	11,354	31,748
Share of net loss in investees	2,276	501	13,014	3,628
Loss before income taxes	151,848	142,854	518,900	392,490
Income tax provision (benefit)	470	53	(72,061)	(2,400)
Net loss	152,318	142,907	446,839	390,090
Deficit, beginning of period	2,190,694	1,644,871	1,896,173	1,397,688
Deficit, end of period	2,343,012	1,787,778	2,343,012	1,787,778
Basic and diluted loss per share (note 3)	0.63	1.37	1.86	3.75
See accompanying notes.

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Microcell Telecommunications Inc.
(In thousands of Canadian dollars)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (see note 1)
	Three months ended September 30		Nine months ended September 30
	2002 $	2001 $ (Restated-note 2)	2002 $	2001 $ (Restated-note 2)
	(unaudited)		(unaudited)
OPERATING ACTIVITIES
Net loss	(152,318)	(142,907)	(446,839)	(390,090)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	64,942	46,181	169,106	130,676
Accreted interest on long-term debt	21,486	42,765	60,555	122,512
Financing charges	3,386	1,982	6,885	5,848
Foreign exchange loss	59,285	37,894	8,002	41,634
Reversal of provision for sales tax	--	--	(13,806)	--
Deferred income taxes (note 6)	--	(442)	(73,492)	(3,966)
Gain--financial instruments (note 7)	(8,816)	--	(8,816)	--
Impairment of intangible assets (note 6)	--	--	223,399	--
Loss in value of investments and marketable securities	2,947	6,873	11,346	31,734
Share of net loss in investees	2,276	501	13,014	3,628
	(6,812)	(7,153)	(50,646)	(58,024)
Changes in operating assets and liabilities	(710)	3,967	10,196	(73,414)
Cash used in operating activities	(7,522)	(3,186)	(40,450)	(131,438)
INVESTING ACTIVITIES
Proceeds from sale of (additions to) short-term investments	(38,104)	(59,008)	120,339	(59,144)
Proceeds from sale of marketable securities	--	--	589	72,804
Additions to deferred charges and other assets	(459)	(2,529)	(5,232)	(8,139)
Additions to capital assets	(12,626)	(97,208)	(118,706)	(290,071)
Additions to intangible assets	--	--	--	(80,000)
Additions to long-term investments	--	(1,795)	(1,648)	(2,536)
Proceeds from termination of derivative instruments	28,914	--	28,914	--
Proceeds from long-term investments	877	--	1,626	--
Cash provided by (used in) investing activities	(21,398)	(160,540)	25,882	(367,086)
FINANCING ACTIVITIES
Issuance of shares	--	--	--	100,160
Share issuance costs	--	--	--	(2,861)
Increase in long-term debt	--	39,800	100,000	230,813
Repayment of long-term debt	(5,790)	(4)	(10,732)	(9)
Financing costs	(19)	(1)	(6,742)	(1,529)
Cash provided by (used in) financing activities	(5,809)	39,795	82,526	326,574
Increase (decrease) in cash and cash equivalents for the period	(34,729)	(123,931)	67,958	(171,950)
Cash and cash equivalents, beginning of period	121,692	160,069	19,005	208,088
Cash and cash equivalents, end of period	86,963	36,138	86,963	36,138
Additional information
Interest paid	10,644	14,126	75,650	37,404
Income taxes paid	470	596	1,822	1,826
See accompanying notes
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Microcell Telecommunications Inc.
(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002

1. BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell Telecommunications Inc. ("Microcell") have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information and, where noted, have been reconciled with accounting principles generally accepted in th United States ("U.S. GAAP"). Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- and nine-month periods ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2001, thereto filed with the various Securities Commissions in Canada on February 11, 2002, and on Form 6-K filed on February 19, 2002, with the Securities and Exchange Commission ("SEC") in the United States.

The consolidated balance sheet as of December 31, 2001 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2001, except for the changes in the accounting policies described in note 2.

Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business through five wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

Going-concern uncertainty

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles on a going-concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company continues to experience additional growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new Personal Communications Services ("PCS") customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flow in the future, and on the continued availability of financing. Achieving and maintaining positive net income and cash flow will depend upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

As of September 30, 2002, the Company had cash and cash equivalents of $86,963,000 and short-term investments and marketable securities of $38,269,000 (excluding the short-term investment of $3,268,000 in Argo II―The Wireless Internet Fund Limited Partnership ("Argo II") discussed in note 4). In addition, the Company has a $257,260,000 senior secured revolving credit facility, the availability of which is subject to certain conditions.

The Company is subject to certain covenants in its long-term debt agreements. Unless the Company can successfully renegotiate some of these covenants, the Company believes that it will not be in compliance with these covenants in the next twelve-month period, and that such non-compliance could occur as early as the fourth quarter of 2002. If one or more covenants are not met, the Company will be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility. This may also result in an acceleration of debt repayment. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, in addition to elements previously mentioned, on its ability to reduce its financing costs and improve its liquidity and operating performance.

The Company retained the services of a financial advisor and formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going-concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. These may take the form of a debt restructuring, recapitalization, potential capital infusion, or other types of transactions, including a court supervised reorganization. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

The Company continues to evaluate the possible alternatives to reduce its financing costs and improve its liquidity and is currently in discussions with a steering committee of its existing secured bank lenders, as well as an ad hoc committee of its existing unsecured high-yield note holders. Subsequent to the end of the third quarter, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the possibility of non-payment of interest on the Company's senior discount notes due 2006 and non-payment to a vendor under a material contract. The Company has not made any decision as to whether to make these payments and continues to evaluate the situation.

These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. ACCOUNTING POLICY CHANGES

Goodwill and other intangible assets

Intangible assets consist of the Company's PCS and MCS (Multipoint Communications Services) licenses. In the first quarter of fiscal 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' (CICA) Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS license it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS license has a definite life. The impact on the consolidated financial statements will be a reduction of the annual amortization of the PCS license in the amount of $140,000. As disclosed in note 6, an impairment charge was recorded for the MCS licenses as of June 30, 2002.

Stock-based compensation and other stock-based payments

Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% (3.0% in 2001); dividend yields of 0% (0% in 2001); weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 107.9% (89.8% in 2001); and a weighted-average expected life of the options of 5.5 years (5.5 years in 2001). For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options' vesting periods.

Considering all options issued since the beginning of the Company's stock option plans, the Company's pro forma net loss under Canadian GAAP would be increased by $683,000 and $1,805,000 for the three-month periods ended September 30, 2002 and 2001 respectively. Basic and diluted loss-per-share figures would not be affected for the three-month period ended September 30, 2002 and would be increased by $0.02 for the same period in 2001. The Company's pro forma net loss under Canadian GAAP would be increased by $1,861,000 and $4,351,000 for the nine-month periods ended September 30, 2002 and 2001 respectively. Basic and diluted loss-per-share figures would be increased by $0.01 and $0.04 respectively.

Foreign exchange gains and losses

During the fourth quarter of fiscal year 2001, the Company retroactively adopted the new accounting recommendations with respect to the accounting of foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the unaudited interim financial statements for the three- and nine-month periods ended September 30, 2001: total assets decreased by $31,498,000; net loss increased by $22,865,000 and $16,167,000 respectively; deficit increased by $31,498,000; and basic and diluted loss per share decreased by $0.36 and $1.66 respectively (including the effect of the rights issue as discussed in note 3).

Revenue recognition

Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the three- and nine-month periods ended September 30, 2002, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $6,842,000 and $24,123,000 respectively ($7,380,000 and $15,134,000 for the three- and nine-month periods ended September 30, 2001).

The impact for the year ended December 31, 2001 was a reduction of $19,347,000 in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

3. LOSS PER SHARE

The rights issue completed in 2001, which was offered to all shareholders of Microcell, contained a bonus element due to the exercise price of the shares offered in the rights issue, which was below the fair market value of Microcell's shares at the issuance date of the rights. As a result, basic and diluted loss per share were adjusted retroactively for the comparative periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for the comparative period prior to the rights issue is the weighted-average number of shares outstanding for the period, multiplied by a factor of 1.5035. The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Three months ended September 30		Nine months ended September 30
	2002 $	2001 $ (Restated-note 2)	2002 $	2001 $ (Restated-note 2)
Net loss	152,318	142,907	446,839	390,090
Weighted-average number of shares outstanding	240,217	69,173	240,200	68,838
Shares issuable pursuant to exercise of initial warrants	253	291	253	291
Number of shares for basic loss-per-share calculation	240,470	69,464	240,453	69,129
Adjustment factor	--	1.5035	--	1.5035
Adjusted number of shares for basic loss-per-share calculation	240,470	104,439	240,453	103,936
Additional shares for diluted loss-per-share calculation	--	7	--	8
Adjusted number of shares for diluted loss-per-share calculation	240,470	104,446	240,453	103,944
Basic and diluted loss per share (dollars)	0.63	1.37	1.86	3.75

The Company's diluted loss per share is equivalent to its basic loss per share since all of the Company's potentially issuable securities would have an anti-dilutive effect for the three- and nine-month periods ended September 30, 2001.

4. SHORT-TERM INVESTMENTS

The Company's investment in Argo II has been reclassified as an available-for-sale investment, and is now therefore included in its short-term investments. The Company has committed to invest, in the form of a subscription for units, US$10,000,000 in Argo II and, as of September 30, 2002, US$5,500,000 had been paid. During the third quarter of 2002, the Company was asked to contribute an additional US$500,000, as part of its original commitment, payable on September 16, 2002. On that date, the Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment date to December 13, 2002. In light of management estimates, the Company has decided to reduce the value of this investment by $3,316,000 to its estimated fair market value of $3,268,000.

5. CAPITAL ASSETS

During the three-month period ended September 30, 2002, the Company wrote down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization for the three-month period ended September 30, 2002 included write-downs of $17,985,000 related to the network and application software in the PCS segment. The depreciation and amortization for the nine-month period ended September 30, 2002 included write-downs of $17,895,000 related to the network and application software in the PCS segment and $5,940,000 related to the portal in the Wireless Internet segment.

6. INTANGIBLE ASSETS

Under both Canadian and U.S. GAAP, impairment for indefinite life intangible assets is deemed to exist if the net book value of the assets exceeds their estimated fair value. For a number of months, the Company has been pursuing negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licenses using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore, the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72,896,000.

7. TERMINATION OF HEDGING AGREEMENTS

On July 15, 2002, the Company decided to unhedge the Senior Discount Notes due 2009 (the "Notes") and de-designate, for accounting purposes, the cross-currency swap on the principal of the Notes in the amount of US$270,000,000. On that day, the Company terminated US$220,000,000 of the US$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000, which is being amortized over the remaining life of the Notes. The remaining hedging agreements (US$50,000,000) are now subject to market fluctuation, as are any speculative instruments. The gain on financial instruments, in the amount of $8,816,000, was due to the appreciation in the fair market value of the remaining US$50,000,000 cross-currency swap from the date of its de-designation ($8,177,000), and to the amortization of the deferred gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($639,000).

Subsequent to the quarter, the Company terminated US$20,000,000 of the remaining US$50,000,000 hedging agreements. This termination generated proceeds of $4,355,000 and a loss on financial instruments of $1,269,000. The Company also terminated its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated a cash disbursement and a loss on financial instruments in the amount of $2,398,000, which will be deferred and amortized over the remaining life of the senior secured loans covered by the hedging agreements.

8. SHARE CAPITAL

	September 30, 2002	December 31, 2001
Common Shares	27,631,537	27,631,537
Class A Non-Voting Shares	9,590,000	9,590,000
Class B Non-Voting Shares	202,994,911	202,951,539
Outstanding shares	240,216,448	240,173,076
Outstanding warrants convertible into 2.1899 Class B Non-Voting Shares	115,700	135,700
Options to purchase Class A Non-Voting Shares	66,689	88,982
Options to purchase Class B Non-Voting Shares	5,064,933	7,552,332
Outstanding options	5,131,622	7,641,314

9. SEGMENTED INFORMATION

The Company carries out its operations entirely in Canada through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers PCS data services based on the new General Packet Radio Service ("GPRS") technology. Through its Internet operations, the Company provides its PCS customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Through its Investments segment, the Company participates in various wireless or high-technology projects or investments that primarily involve Microcell Capital and Microcell Labs.

The accounting policies for segment and intersegment transactions are the same as those described in the summary of significant accounting policies in the consolidated financial statements for the year ended December 31, 2001. Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for all segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

The following tables present information about reported segment results and assets:

	Three-month period ended September 30, 2002
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	154,513	21	--	--	154,534
Revenues--intersegment	3	334	--	(337)	--
Revenues--total	154,516	355	--	(337)	154,534
Operating expenses	(126,777)	(1,158)	(20)	--	(127,955)
Operating expenses--intersegment	(333)	(3)	--	336	--
Segment operating income (loss) before the following:	27,406	(806)	(20)	(1)	26,579
Loss in value of investments and marketable securities	--	--	(2,947)	--	(2,947)
Share of net loss in investees	--	--	(2,276)	--	(2,276)
Segment operating income (loss)	27,406	(806)	(5,243)	(1)	21,356
Additions to capital assets	12,626	--	--	--	12,626
Additions to intangible assets	--	--	--	--	--
Total assets as of September 30, 2002	1,020,656	15,736	18,130	(5,346)	1,049,176

	Nine-month period ended September 30, 2002
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	440,208	103	--	--	440,311
Revenues--intersegment	94	1,755	--	(1,849)	--
Revenues--total	440,302	1,858	--	(1,849)	440,311
Operating expenses	(367,795)	(6,389)	82	--	(374,102)
Operating expenses--intersegment	(1,762)	(6,773)	--	8,535	--
Segment operating income (loss) before the following:	70,745	(11,304)	82	6,686	66,209
Impairment of intangible assets	--	(223,399)	--	--	(223,399)
Loss in value of investments and marketable securities	--	--	(11,354)	--	(11,354)
Share of net loss in investees	--	--	(13,014)	--	(13,014)
Segment operating income (loss)	70,745	(234,703)	(24,286)	6,686	(181,558)
Additions to capital assets	118,584	114	--	8	118,706
Additions to intangible assets	--	--	--	--	--
Total assets as of September 30, 2002	1,020,656	15,736	18,130	(5,346)	1,049,176

	Three-month period ended September 30, 2001 (Restated, see note 2)
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	146,467	1	(35)	--	146,433
Revenues--intersegment	113	4,304	133	(4,550)	--
Revenues--total	146,580	4,305	98	(4,550)	146,433
Operating expenses	(135,290)	(4,934)	(779)	--	(141,003)
Operating expenses--intersegment	(686)	(1,345)	(299)	2,330	--
Segment operating loss before the following:	10,604	(1,974)	(980)	(2,220)	5,430
Loss in value of investments and marketable securities	--	--	(6,873)	--	(6,873)
Share of net loss in investees	--	--	(501)	--	(501)
Segment operating loss	10,604	(1,974)	(8,354)	(2,220)	(1,944)
Additions to capital assets	52,021	47,660	28	(2,500)	97,208
Additions to intangible assets	--	--	--	--	--
Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

	Nine-month period ended September 30, 2001 (Restated, see note 2)
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	399,806	1	74	--	399,881
Revenues--intersegment	1,012	12,422	158	(13,592)	--
Revenues--total	400,818	12,423	232	(13,592)	399,881
Operating expenses	(407,143)	(13,709)	(2,164)	--	(423,016)
Operating expenses--intersegment	(1,217)	(4,015)	(810)	6,042	--
Segment operating loss before the following:	(7,542)	(5,301)	(2,742)	(7,550)	(23,135)
Loss in value of investments and marketable securities	--	--	(31,748)	--	(31,748)
Share of net loss in investees	--	--	(3,628)	--	(3,628)
Segment operating loss	(7,542)	(5,301)	(38,118)	(7,550)	(58,511)
Additions to capital assets	246,400	51,133	46	(7,508)	290,071
Additions to intangible assets	--	80,000	--	--	80,000
Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

Reconciliation of the segmented operating income (loss) to the consolidated net loss

	Three-month periods ended September 30		Nine-month periods ended September 30
	2002 $	2001 $ (Restated-note 2)	2002 $	2001 $ (Restated-note 2)
Segmented operating income (loss)	21,356	(1,944)	(181,558)	(58,511)
Depreciation and amortization	(64,942)	(46,181)	(169,106)	(130,676)
Restructuring charges	--	--	(3,761)	--
Interest income	1,543	1,677	3,754	5,666
Interest expense	(55,559)	(56,668)	(162,546)	(159,743)
Financing charges	(3,720)	(2,110)	(7,950)	(6,474)
Foreign exchange loss	(59,342)	(37,628)	(6,549)	(42,752)
Gain on financial instruments	8,816	--	8,816	--
Income tax benefit (provision)	(470)	(53)	72,061	2,400
Net loss	(152,318)	(142,907)	(446,839)	(390,090)

10. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These financial statements were prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP, and should be read in conjunction with the reconciliation with U.S. GAAP presented in note 19 to the consolidated financial statements for the year ended December 31, 2001. The following summary sets out the material adjustments to the Company's reported net loss, for the three- and nine-month periods ended September 30, 2002 and 2001, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

Reconciliation of consolidated net loss and comprehensive loss
	Three-month periods ended September 30		Nine-month periods ended September 30
	2002 $	2001 $ (Restated-notes 2 and 3)	2002 $	2001 $ (Restated-notes 2 and 3)
Net loss under Canadian GAAP	(152,318)	(142,907)	(446,839)	(390,090)
Reversal of amortization of PCS license expensed in 1995 under U.S. GAAP	--	34	--	105
Share of net income (net loss) in investees	(273)	(4,788)	6,168	(17,957)
Development costs	--	(663)	1,498	(2,834)
Impairment of intangible assets	--	--	(25,771)	--
Stock compensation	1,150	--	(168)	--
Amortization of the deferred gain on financial instruments	(639)	--	(639)	--
Amortization of other comprehensive income related to financial instruments	639	--	639	--
Changes in fair market value of a fair value hedge	--	--	--	1,367
Cumulative effect as of January 1, 2001, resulting from the adoption of the Statement of Financial Accounting Standards No. 133	--	--	--	(900)
Net loss under U.S. GAAP	(151,441)	(148,324)	(465,112)	(410,309)
Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $2 for the three-month period in 2002 and $69 for the nine-month period in 2002 ($201 in 2001)	(10)	(870)	(305)	--
Changes in fair market value of cash flow hedges	(4,564)	1,867	490	6,618
Reversal of cumulative income taxes related to changes in fair market value of a cash flow hedge	7,655	--	7,655	--
Cumulative effect as of January 1, 2001 resulting from the adoption of the Statement of Financial Accounting Standards No. 133	--	--	--	3,939
Comprehensive loss under U.S. GAAP	(148,999)	(147,327)	(457,911)	(399,752)
Basic and diluted loss per share under U.S. GAAP (dollars)	(0.63)	(1.42)	(1.93)	(3.95)

Differences in reported amounts on consolidated balance sheets

	September 30, 2002			December 31, 2001
	Canadian GAAP $	Adjustments $	U.S. GAAP $	U.S. GAAP $
Marketable securities	165	17	182	1,403
Long-term investments	11,881	2,672	14,553	31,487
Deferred charges and other assets	41,281	(7,337)	33,944	38,502
Cash flow hedges	--	(11,257)	(11,257)	1,675
Intangible assets	2,727	--	2,727	251,897
Accounts payable	(125,561)	(646)	(126,207)	(106,812)
Deferred gain (current and long-term portion)	(20,438)	20,438	--	--
Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,194,565)
Deficit	2,343,012	66,034	2,409,046	1,943,934
Accumulated other comprehensive income	--	(9,198)	(9,198)	(1,997)

11. CONTINGENCIES

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

12. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

(back to Index)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY

Basis of presentation

The Company's unaudited interim consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information, which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP") and the accounting principles and practices required by the Securities and Exchange Commission ("SEC") in the United States, and, where noted, have been reconciled with U.S. GAAP.

Throughout the following discussion and analysis, the Company uses the term "EBITDA". EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization. The Company also uses the terms "monthly average retail revenue per user" ("ARPU"), "cost of acquisition of a retail subscriber" ("COA"), "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Going-concern uncertainty

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles on a going-concern basis, which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company continues to experience additional growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flow in the future and the continued availability of financing. Achieving and maintaining positive net income and cash flow will depend upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

As of September 30, 2002, the Company had cash and cash equivalents of $87.0 million and short-term investments and marketable securities of $38.3 million (excluding the short-term investment of $3.3 million in Argo II discussed in note 4 of the unaudited interim financial statements for the three- and nine-month periods ended September 30, 2002). In addition, the Company has a $257.3 million senior secured revolving credit facility, the availability of which is subject to certain conditions.

The Company is subject to certain covenants in its long-term debt agreements. Unless the Company can successfully renegotiate some of these covenants, the Company believes that it will not be in compliance with these covenants in the next twelve-month period, and that such non-compliance could occur as early as the fourth quarter of 2002. If one or more covenants are not met, the Company will be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility. This may also result in an acceleration of debt repayment. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, in addition to elements previously mentioned, on its ability to reduce its financing costs and improve its liquidity and operating performance.

The Company retained the services of a financial advisor and formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going-concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. These may take the form of a debt restructuring, recapitalization, potential capital infusion, or other types of transactions, including a court supervised reorganization. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

The Company continues to evaluate the possible alternatives to reduce its financing costs and improve its liquidity and is currently in discussions with a steering committee of its existing secured bank lenders, as well as an ad hoc committee of its existing unsecured high-yield note holders. Subsequent to the end of the third quarter, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the possibility of non-payment of interest on the Company's senior discount notes due 2006 and non-payment to a vendor under a material contract. The Company has not made any decision as to whether to make these payments and continues to evaluate the situation.

These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

COMPANY OVERVIEW

The following is a discussion and analysis of the consolidated financial condition and results of operations of Microcell Telecommunications Inc. ("Microcell") for the three- and nine-month periods ended September 30, 2002 and 2001, and should be read in conjunction with the consolidated financial statements of Microcell for the year ended December 31, 2001. Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business through five wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

The Company carries out its operations through three strategic business segments: Personal Communications Services ("PCS"), Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. The Company plans to build the MCS network through Inukshuk. However, due to the current financial context and to the fact that building this type of network would require significant additional financing from external sources, the Company has decided to suspend indefinitely the building of its MCS network.

Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

CORPORATE DEVELOPMENTS
  Financial advisor retained and Special Committee of the Board formed

On August 8, 2002, the Company retained the services of Rothschild Inc. to act as its financial advisor and formed a Special Committee of its Board of Directors, which is composed of independent directors. The mandate of the Special Committee is to review and evaluate the alternatives of the Company to reduce its financing costs and to improve its liquidity, which may take the form of a debt restructuring, recapitalization, potential capital infusion, or other types of transactions, including a court supervised reorganization. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

  New devices

Fido commercially introduced two new leading-edge handsets during the third quarter, which are offered exclusively by the Company in Canada. The VTech A700 is a trendy, compact and affordable handset that delivers many of the features found only on high-end wireless handsets, such as a vibrating alert, calendar, alarm clock, calculator, scalable text and dynamic menu icons. The Company also launched the first Sony Ericsson handset in Canada―the T200. This handset combines worldwide roaming capabilities with instant one-touch access to the Internet, personal picture messaging, user-friendly navigation and blue backlighting. Another feature, which is a first in the Canadian wireless industry, is the addition of data counters that keep track of the time spent surfing the Web and the amount of data transmitted or received. The T200 handset can also be used as a wireless modem throughout Canada, as well as in the United States with the Company's roaming partner T-Mobile USA, Inc., formerly VoiceStream Wireless Corporation. The Sony Ericsson handset provides fast Internet access at speeds of up to 56 kbps on a laptop or PDA.

  New prepaid pricing

The Company introduced a new 15¢-per-minute airtime rate for Fido Prepaid Service, giving customers not only a per-minute rate that is comparable to its monthly postpaid packages but also savings over prepaid "anytime" rates offered by other Canadian wireless providers. The new airtime vouchers, launched on August 13, are available in denominations of $15 (valid for 15 days) and $30 (valid for 30 days). The Company also continues to offer vouchers with a longer validity period in denominations of $10 (valid for 30 days) and $25 (valid for 60 days), with airtime being calculated at an effective per-minute rate of 30¢. All prepaid airtime is usable any time of the day or week and is now calculated by the minute. The flexible nature of the new pricing should enable two main customer segments the Company is targeting for prepaid, the youth and the young adults segments, to better control monthly expenses and benefit from greater value.

  Wholesale agreement

Zero Gravity Wireless Inc. ("Zero Gravity"), a wireless Internet solutions provider, entered into a wholesale agreement with Microcell Connexions that enables Zero Gravity to offer wireless data and voice services directly to small- and medium-sized businesses. Zero Gravity's enterprise solutions aim to simplify business communications using Personal Digital Assistants (PDA) and wireless devices, such as the Sony Ericsson T68i and BluetoothTM enabled notebooks supporting operating systems such as Palm OS, Microsoft Pocket PC and Microsoft Windows. Its SkyMobileTM Services Platform provides business critical services such as e-mail, document storage, calendar functions, wireless Internet Access, notifications, voice mail, and conference calling that mobile professionals need.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS

	Three-month period ended September 30		Nine-month period ended September 30
	2002 $	2001 $ (Restated)	2002 $	2001 $ (Restated)
CONSOLIDATED	(unaudited)		(unaudited)
(In thousands of Canadian dollars, except for per-share data)
Revenues	154,534	146,433	440,311	399,881
EBITDA	26,579	5,430	66,209	(23,135)
Net loss in value of investments and marketable securities	2,947	6,431	11,354	27,782
Loss before income taxes	151,848	142,854	518,900	392,490
Net loss	152,318	142,907	446,839	390,090
Basic and diluted loss per share	0.63	1.37	1.86	3.75
Capital expenditures	12,626	97,208	118,706	290,071
Total employees, end of period (expressed as full-time equivalent)	2,256	2,505	2,256	2,505
PCS
Revenues	154,516	146,580	440,302	400,818
EBITDA	27,406	10,604	70,745	(7,542)
Capital expenditures	12,626	52,021	118,584	246,400
Other data:
Monthly average retail revenue per user (ARPU)
Postpaid	$61.27	$66.28	$59.19	$61.01
Prepaid	$19.34 (1)	$20.94	$17.83 (1)	$21.88
Blended	$41.50 (1)	$44.19	$39.85 (1)	$41.50
Cost of acquisition of a retail subscriber	$251	$311	$290	$351
Net retail subscriber additions
Postpaid	(42,364)	56,760	(32,847)	118,066
Prepaid	48,342	9,938	108,370	68,268
Total	5,978	66,698	75,523	186,334
Churn rate	3.9%	2.8%	3.3% (2)	2.5%
Total retail subscribers, end of period
Postpaid	604,851	585,884	604,851	585,884
Prepaid	589,882	522,977	589,882	522,977
Total	1,194,733	1,108,861	1,194,733	1,108,861
Cumulative CAPEX per pop. covered, end of period	$61.22	$56.12	$61.22	$56.12
Total employees, end of period (expressed as full-time equivalent)	2,248	2,349	2,248	2,349

(1) Calculation excludes 50,000 inactive prepaid service customers.
(2) Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during the nine-month period ended September 30, 2002, following the termination of a customer retention program.

RESULTS OF OPERATIONS

Three- and nine-month periods ended September 30, 2002, compared with three- and nine-month periods ended September 30, 2001

CONSOLIDATED RESULTS

The Company's financial and operating statistics for the three- and nine-month periods ended September 30, 2002, compared with the three- and nine-month periods ended September 30, 2001, reflect the increase in its activities in the census metropolitan areas ("CMAs") covered as of September 30, 2001 and the growth of wireless penetration in Canada since that date. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results, given the Company's operations.

The figures for the three- and nine-month periods ended September 30, 2001 have been restated to reflect the adoption, at the end of 2001, of new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market value that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the three- and nine-month periods ended September 30, 2001: total assets decreased by $31.5 million; net loss increased by $22.9 million and $16.2 million respectively; deficit increased by $31.5 million; and basic and diluted loss per share decreased by $0.36 and $1.66 respectively (including the effect of the 2001 rights issue as discussed in note 3 to the unaudited interim consolidated financial statements for the three- and nine-month periods ended September 30, 2002).

The 2001 figures have also been adjusted to reflect the adoption of the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding revenues. For the three- and nine-month periods ended September 30, 2002, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $6.8 million and $24.1 million respectively ($7.3 million and $15.1 million for the three- and nine-month periods ended September 30, 2001). The impact for the year ended December 31, 2001 was a reduction of $19.3 million in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

Reported results (in millions of dollars, except for per-share data)
Three-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Revenues	154.5	146.4	8.1
Costs and operating expenses (excluding depreciation and amortization)	128.0	141.0	(13.0)
Operating income before depreciation and amortization	26.5	5.4	21.1
Depreciation and amortization	64.9	46.2	18.7
Operating loss	38.4	40.8	(2.4)
Interest expense and other	57.7	57.1	0.6
Foreign exchange loss	59.3	37.6	21.7
Gain--financial instruments	(8.8)	--	8.8
Loss (gain) in value of investments and marketable securities	2.9	6.9	(4.0)
Share of net loss in investees	2.3	0.5	1.8
Income tax provision	0.5	--	0.5
Net loss	152.3	142.9	9.4
Basic and diluted loss per share	0.63	1.37	(0.74)

Reported results (in millions of dollars, except for per-share data)
Nine-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Revenues	440.3	399.9	40.4
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets, depreciation and amortization)	374.1	423.0	(48.9)
Operating income (loss) before restructuring charges, impairment of intangible assets, depreciation and amortization	66.2	(23.1)	(89.3)
Impairment of intangible assets	223.4	--	223.4
Restructuring charges	3.8	--	3.8
Depreciation and amortization	169.1	130.7	38.4
Operating loss	330.1	153.8	176.3
Interest expense and other	166.7	160.6	6.1
Foreign exchange loss	6.5	42.8	(36.3)
Gain--financial instruments	(8.8)	--	8.8
Loss in value of investments and marketable securities	11.4	31.7	(20.3)
Share of net loss in investees	13.0	3.6	9.4
Income tax benefit	(72.1)	(2.4)	69.7
Net loss	446.8	390.1	56.7
Basic loss per share	1.86	3.75	(1.89)

Consolidated revenues, for the three- and nine-month periods ended September 30, 2002, increased from $146.4 million to $154.5 million (+5%) and from $399.9 million to $440.3 million (+10%) respectively. The increase is mainly due to higher PCS service revenues resulting from an 8% year-over-year increase in the subscriber base, partially offset by lower PCS equipment sales. For detailed explanations, see the information on the PCS segment in the segmented results section.

Costs and operating expenses, excluding depreciation and amortization, decreased by 9% from $141.0 million to $128.0 million for the three-month period ended September 30, 2002. This was the result of lower expenses of $8.5 million in the PCS segment, $3.8 million in the Wireless Internet segment and $0.7 million in the Investments segment (after all intersegment eliminations). As a result, the Company posted an operating income before depreciation and amortization of $26.5 million for the three-month period ended September 30, 2002, compared with $5.4 million for the same period in 2001, representing an improvement of $21.1 million or 391% year-over-year.

On a year-to-date basis, costs and operating expenses, excluding restructuring charges, impairment of intangible assets, depreciation and amortization, decreased by 12% from $423.0 million to $374.1 million. This was the result of lower expenses of $39.4 million in the PCS segment (including the impact of a favourable clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for), $7.3 million in the Wireless Internet segment, and $2.2 million in the Investments segment (after all intersegment eliminations). As a result, the Company posted an operating income before restructuring charges, impairment of intangible assets, depreciation and amortization of $66.2 million for the nine-month period ended September 30, 2002, compared with an operating loss before depreciation and amortization of $23.1 million for the same period in 2001. This represents an improvement of $89.3 million year-over-year. For detailed explanations, see the segmented results section.

For a number of months, the Company has been pursuing negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licenses using the Trading Value or Precedent Transactions Analysis methodologies. Therefore the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

The restructuring charges of $3.8 million for the nine-month period ended September 30, 2002 were recorded in the first quarter and related primarily to severance payments made to a number of employees laid off during such quarter in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan.

Depreciation and amortization increased by $18.7 million and $38.4 million, respectively, for the three- and nine-month periods ended September 30, 2002. This was mainly due to the write-down of certain of the Company's capital assets to their net recoverable amounts and to the increase in capital assets as a result of network enhancement since September 30, 2001. Accordingly, the depreciation and amortization for the three-month period ended September 30, 2002 included write-downs of $17.9 million related to network and application software in the PCS segment. In addition, depreciation and amortization for the nine-month period ended September 30, 2002 included a write-down of $5.9 million related to the portal in the Wireless Internet segment.

As a result, the operating loss for the three-month period ended September 30, 2002 decreased by $2.4 million while the operating loss for the nine-month period ended September 30, 2002 increased by $176.3 million, compared with the same periods in 2001.

The increase in interest expense and other for the three- and nine-month periods ended September 30, 2002 was consistent with the interest payable and accreted on the senior discount notes due 2006, 2007 and 2009. The increase in foreign exchange loss of $21.7 million in the three-month period ended September 30, 2002 was mainly the result of the de-designation, for accounting purposes, of hedging agreements on the principal of the Senior Discount Notes due 2009 in the amount of US$270.0 million (the "Notes"). It was also the result of a higher level of long-term U.S.-dollar denominated debt that resulted from the accretion of interest from September 2001 to September 2002. The decrease in foreign exchange loss of $36.3 million in the nine-month period ended September 30, 2002 was due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on the long-term U.S.-dollar denominated debt.

On July 15, 2002, the Company decided to unhedge the Notes and de-designate, for accounting purposes, the cross-currency swap on the principal of the Notes in the amount of US$270 million. On that day, the Company terminated US$220 million of the US$270 million hedging agreements, generating net proceeds of $28.9 million and a deferred gain of $17.8 million, which is being amortized over the remaining life of the Notes. The remaining hedging agreements (US$50 million) are now subject to market fluctuation, as are any speculative instruments. The gain on financial instruments, in the amount of $8.8 million, was due to the appreciation in the fair market value of the remaining US$50 million cross-currency swap from the date of its de-designation ($8.2 million), and to the amortization of the gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($0.6 million).

The decreases of $4.0 million and $20.3 million, respectively, in the loss in value of investments and marketable securities for the three- and nine-month periods ended September 30, 2002 were mainly due to a lower number of investments and marketable securities in the Company's portfolio in 2002.

The increases of $1.8 million and $9.4 million, respectively, in the share of loss in investees for the three- and nine-month periods ended September 30, 2002 were due to the Company's share of loss in GSM Capital, Limited Partnership ("GSM Capital"). This resulted from the general decline in market conditions for high-technology companies, which are the main component of the GSM Capital's portfolio.

As a result, the Company posted consolidated net losses of $152.3 million and $446.8 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $142.9 million and $390.1 million for the same periods in 2001. Basic and diluted losses per share decreased from $1.37 to $0.63 for the three-month period ended September 30, 2002, and from $3.75 to $1.86 for the nine-month period ended September 30, 2002. This was due to the increase in the weighted-average number of shares following the December 2001 rights issue.

SEGMENTED RESULTS

The Company carries out its operations through three strategic business segments: PCS, Wireless Internet and Investments.

PCS SEGMENT
Selected financial information (in millions of dollars)
Three-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Revenues	154.5	146.6	7.9
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	127.1	136.0	(8.9)
PCS segment operating income	27.4	10.6	16.8

Nine-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Revenues	440.3	400.8	39.5
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	369.6	408.4	(38.8)
PCS segment operating income (loss)	70.7	(7.6)	78.1

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on GPRS technology.
PCS revenues (in millions of dollars)
Three-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Services	149.2	140.9	8.3
Equipment sales	5.3	5.6	(0.3)
Revenues-intersegment	--	0.1	(0.1)
Revenues	154.5	146.6	7.9

PCS revenues (in millions of dollars)
Nine-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Services	425.9	374.4	51.5
Equipment sales	14.3	25.4	(11.1)
Revenues-intersegment	0.1	1.0	(0.9)
Revenues	440.3	400.8	39.5

The Company's PCS revenues consist primarily of subscriber service revenues, which are generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services, and revenues from equipment sales. In the third quarter of 2002, service revenues grew 6% year-over-year, from $140.9 million to $149.2 million. This result was driven by an 8% expansion in the Company's retail customer base over the past twelve months, partially offset by a lower blended ARPU. For the first nine months of 2002, the Company recorded services revenue growth of 14%, year-over-year. This improvement, which can be attributed mainly to customer base expansion due to increased activities in the 21 CMAs covered as of September 30, 2002, was partially offset by a decline in blended ARPU. Equipment sales were $5.3 million and $14.3 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $5.6 million and $25.4 million for the same periods in 2001. The decrease in quarterly and year-to-date equipment sales was primarily the result of lower handset prices due to promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as to decreased accessory sales.

Intersegment revenues represent services provided by the PCS segment to the other segments of the Company and are eliminated upon consolidation, along with the associated expenses.

The Company's retail prepaid ARPU for the three- and nine-month periods ended September 30, 2002 was $19.34 and $17.83, respectively, compared with $20.94 and $21.88 for the same periods in 2001. The decline in quarterly ARPU can be explained by lower airtime revenues due to the introduction of a new prepaid pricing structure in August 2002, while year-to-date prepaid ARPU declined as a result of lower minutes of usage ("MOU"). The reduction in prepaid MOU stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid MOU for the third quarter and year-to-date 2002 was 62 and 54 minutes, respectively, compared with 62 and 65 minutes for the same periods in 2001. Retail postpaid ARPU was $61.27 for the third quarter of 2002 and $59.19 for the first nine months of 2002, compared with $66.28 and $61.01 for the same periods in 2001. The decrease in postpaid ARPU was due mainly to lower roaming revenues and lower airtime revenues due to promotional offers in past quarters that featured free weeknight and weekend usage. This unlimited usage option, as well as seasonal factors, resulted in a higher average postpaid MOU of 361 minutes and 360 minutes for the third quarter and year-to-date 2002, compared with 319 minutes and 304 minutes for the same periods in the prior year. Accordingly, the Company's blended ARPU for the third quarter decreased to $41.50 from $44.19 for the same quarter in 2001. Similarly, on a year-to-date basis, the combined postpaid and prepaid ARPU decreased to $39.85 in 2002 from $41.50 for the same period in 2001.

The calculation of both prepaid and blended ARPU for the first nine months of 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from the Company's retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage.

During the third quarter of 2002, the Company activated 150,805 new gross retail customers, a decrease of 6% from the 159,941 gross activations generated in the same quarter in 2001. Although this result is reflective of the continuing competitive market conditions within the Canadian wireless industry, as well as the Company's prudent approach toward customer acquisition given its focus on cash preservation, the estimated market share of industry gross additions in regions where Fido Service is offered remained above 20%. Postpaid subscriber additions represented 59,148 of the total gross activations in the third quarter of 2002, compared with 93,852 in the same quarter last year, while prepaid accounted for the remaining 91,657 new wireless gross activations, up from 66,089 in the third quarter of 2001. The proportion of gross prepaid activations in the third quarter increased year-over-year due mainly to the positive effect of changes made to the Company's prepaid pricing structure that offers customers per-minute rates that are more comparable to its monthly postpaid packages. The new prepaid pricing format, which targets the youth and young adult market segments (two of the fastest growing segments in the Canadian wireless market), should allow the Company to reduce its bad debt exposure and to reduce involuntary churn in future quarters. On a year-to-date basis for 2002, gross activations were 437,732, up 5% from 415,129 in 2001.

As of September 30, 2002, the Company provided wireless service to 1,194,733 retail PCS customers, 604,851 of which were on postpaid and 589,882 on prepaid. The total number of customers represents an 8% year-over-year increase, and includes the aforementioned removal of 90,000 inactive prepaid customers. The Company added 5,978 and 75,523 new net retail customers, respectively, in the three- and nine-month periods ended September 30, 2002, compared with 66,698 and 186,334 for the same periods in 2001. Third quarter and year-to-date net additions were significantly lower this year compared with the previous year due primarily to tightened credit policies, higher churn, and softer industry subscriber growth. Net additions for both the third quarter and first nine months of 2002 were entirely prepaid, compared with only 15% and 37% of total net additions in the same periods in 2001. This was due to substantially higher postpaid involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, and a pronounced marketing emphasis on postpaid customer acquisition by the competition. In addition, as at the end of the third quarter of 2002, Microcell provided PCS network access to 22,062 wholesale subscribers, compared to 16,899 twelve months earlier.

The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period), increased to 3.9% and 3.3% for the three- and nine-month periods ended September 30, 2002, respectively, compared with 2.8% and 2.5% for the same periods in 2001.The year-over-year increases in the blended churn rate were due primarily to substantially higher postpaid customer churn. Postpaid churn increased to 3.5% in the third quarter of 2002 and to 3.0% for the first nine months of 2002 from 2.0% and 1.9% for the same periods in 2001 because of continuing high Company-initiated churn to disconnect non-paying and credit-challenged customers. The Company continued to generate significant involuntary customer churn due to some marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. This program was terminated during the third quarter of 2002, but may still negatively impact the churn rate for the remainder of 2002. Excluding the effect of this program on churn, the postpaid churn rate was 2.2% and 1.9%, respectively, for the third quarter and first nine months of 2002. Similarly, prepaid churn was higher at 4.3% and 3.5% for the three- and nine-months ended September 30, 2002, respectively, compared with 3.7% and 3.0% for the same periods one year ago. These increases were due largely to higher churn among occasional, security-type users, as well as to competitive handset offers.

PCS costs and operating expenses (in millions of dollars)
Three-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Cost of products and services	74.8	84.7	(9.9)
Selling and marketing	25.0	29.7	(4.7)
General and administrative	27.3	21.6	5.7
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	127.1	136.0	(8.9)

PCS costs and operating expenses (in millions of dollars)
Nine-month period ended September 30,	2002 $	2001 $ (Restated)	Variance $
Cost of products and services	209.5	255.0	(45.5)
Selling and marketing	80.8	85.0	(4.2)
General and administrative	79.3	68.4	10.9
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	369.6	408.4	(38.8)

In keeping with its focus on cash preservation, the Company continued to exercise prudence in controlling costs. PCS costs and operating expenses (excluding restructuring charges, depreciation and amortization) decreased by $8.9 million and $38.8 million for the three- and nine-month periods ended September 30, 2002, respectively, when compared to the same periods in 2001. Year-to-date expenses included a clarification of a provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Normalized for this reduction in expenses, year-to-date PCS costs and operating expenses for 2002 decreased $25.0 million. The year-over-year improvements were the result of lower cost of products and services and a decrease in selling and marketing expenses. The cost of products and services of $74.8 million for the third quarter of 2002 was composed of $28.3 million for cost of products and $46.5 million for cost of services, compared with cost of products of $32.5 million and cost of services of $52.2 million for the same quarter in 2001. The 13% year-over-year improvement in cost of products resulted mainly from lower per-unit handset costs, partially offset by slightly higher prepaid voucher production costs due to the introduction of a new prepaid pricing format in August 2002 and a larger volume of handsets sold. Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The decrease in cost of services was due primarily to lower network operating costs of $3.0 million, and a lower contribution revenue tax rate for 2002 (1.4% of eligible revenue) compared to the previous year (4.5% of eligible revenue), which resulted in a $4.0 million year-over-year reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission ("CRTC"). These were offset by higher customer care expenses of $1.3 million.

For the nine-month period ended September 30, 2002, the cost of products and services, at $209.5 million, was composed of $72.9 million for cost of products and $136.6 million for cost of services, compared with cost of products of $106.2 million and cost of services of $148.8 million for the same period in 2001. The $33.3 million improvement in cost of products was composed of a $13.8 million sales tax provision reversal described previously; a lower per-unit cost for handsets and prepaid vouchers sold resulting in savings of $29.1 million; a lower cost of accessory sales of $1.0 million; and reduced shrinkage and obsolescence of inventories of $2.6 million. This was offset by a larger volume of handsets sold, or provided through customer retention initiatives, resulting in higher costs totalling $13.2 million. Similarly, the majority of the $12.2 million improvement in cost of services was related to a $9.9 million reduction in contribution charges paid to the CRTC, while a further $4.3 million in savings was due to lower network operating costs from reduced interconnection fees and trunking charges. These cost reductions were offset by a $2.0 million increase in customer care expenses for the first nine months of 2002, compared with the same period in 2001.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Despite increased spending on retention programs associated with the Company's customer life cycle initiatives and a larger number of gross additions on a year-to-date basis, selling and marketing costs decreased by $4.7 million and $4.2 million, respectively, for the three- and nine-month periods ended September 30, 2002, compared with the same periods in 2001. This improved cost performance reflects lower salaries and benefits resulting from a reduced sales force, and careful management of advertising expenses and retail partner compensation plans.

The COA, which consists of handset subsidy and related selling and marketing expenses, improved 19% to $251 per gross addition for the third quarter of 2002, compared with $311 per gross addition for the same quarter in 2001. The year-over-year improvement was due to tight control over spending on advertising and promotions, as well as to the higher mix of prepaid versus postpaid gross additions. On a year-to-date basis, the retail COA decreased 17% from $351 per gross addition in 2001 to $290 per gross addition this year. This improvement can be attributed to a larger number of gross activations, reduced handset subsidies resulting from a lower-cost mix of GSM handsets negotiated by the Company, as well as to advertising and channel compensation costs that were well managed despite the increased number of gross postpaid additions.

General and administrative expenses were $27.3 million and $79.3 million for the third quarter and year-to-date 2002, respectively, compared to spending of $21.6 million and $68.4 million for the same periods last year. General and administrative expenses consist of employee compensation and benefits, facilities, bad debt and various other expenses. The increases were due primarily to higher bad debt expenses, which can be attributed to a larger number of credit-challenged customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As of September 30, 2002, the number of employees within the PCS segment was 2,248 (expressed as a full-time equivalent), compared with 2,349 one year earlier.

PCS EBITDA for the third quarter improved by 158%, year-over-year, to $27.4 million from $10.6 million. Despite high churn, this result was achieved because of a 6% increase in service revenues from an 8% increase in the cumulative subscriber base, and a 7% reduction in costs and operating expenses before depreciation and amortization. EBITDA margin as a percentage of service revenues improved to 18% in the third quarter of 2002, compared with 8% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies. Excluding a $3.8 million restructuring charge incurred as a result of workforce reductions during the first quarter of 2002, year-to-date PCS EBITDA increased by $78.3 million to $70.7 million in 2002 when compared to the corresponding period in 2001. Before the favourable $13.8 million provincial sales tax clarification on handset subsidies, year-to-date PCS EBITDA for 2002 was $56.9 million, compared with negative $7.5 million for the same period in 2001.

WIRELESS INTERNET SEGMENT

Through its Wireless Internet operations, the Company provides new mobile Internet services to Fido customers, and plans to build a high-speed Internet Protocol-based data network. Inukshuk's main assets are licenses for spectrum in the 2500 MHz range from Industry Canada using MCS technology (the "MCS Licenses") that come to term on March 31, 2011. The MCS Licenses contain conditions that the Company must meet to ensure renewal past March 2011. The MCS Licenses will be used to build a high-speed Internet Protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

Selected financial information (in millions of dollars)
Three-month period ended September 30,	2002 $	2001 $	Variance $
Revenues	0.4	4.3	(3.9)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	1.2	6.3	(5.1)
Wireless Internet segment operating loss	(0.8)	(2.0)	(1.2)

Selected financial information (in millions of dollars)
Nine-month period ended September 30,	2002 $	2001 $	Variance $
Revenues	1.9	12.4	(10.5)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	13.2	17.7	(4.5)
Impairment of intangible assets	223.4	--	223.4
Wireless Internet segment operating loss	(234.7)	(5.3)	229.4

During the third quarter of 2002, the Company focused on the development of an extensible platform, Masq™, that will enable Microcell's PCS division to implement secure mobile commerce solutions. Also in the third quarter, Inukshuk continued to conduct trials to test the next generation of broadband wireless technology with certain vendors.

For a number of months, the Company has been pursuing negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS Licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS Licenses using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore the value of the MCS Licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS Licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS Licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS Licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

Revenues decreased by $3.9 million and $10.5 million for the three- and nine-month periods ended September 30, 2002 due to the fact that no licenses for the use of the portal developed by Microcell i5 were sold during these periods. Revenues, at $0.4 million and $1.9 million, represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

Costs and operating expenses before impairment of intangible assets, depreciation and amortization decreased to $1.2 million and $13.2 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $6.3 million and $17.7 million for the same periods in 2001. These decreases reflect the Company's business plan guideline to keep the allocation of resources outside the PCS segment to a minimum, unless these operations can be independently financed.

As a result, the Company posted a Wireless Internet segment operating loss of $0.8 million and $234.7 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $2.0 million and $5.3 million for the same periods in 2001.

INVESTMENTS SEGMENT

The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.
Selected financial information (in millions of dollars)
Three-month period ended September 30,	2002 $	2001 $	Variance $
Revenues	--	0.1	(0.1)
Costs and operating expenses (excluding depreciation and amortization)	--	1.1	(1.1)
Loss in value of investments and marketable securities	2.9	6.8	(3.9)
Share of net loss in investees	2.3	0.5	1.8
Investments segment operating loss	5.2	8.3	(3.1)

Selected financial information (in millions of dollars)
Nine-month period ended September 30,	2002 $	2001 $	Variance $
Revenues	--	0.2	(0.2)
Costs and operating expenses (excluding depreciation and amortization)	--	3.0	(3.0)
Loss in value of investments and marketable securities	11.3	31.7	(20.4)
Share of net loss in investees	13.0	3.6	9.4
Investments segment operating loss	24.3	38.1	(13.8)

The Investments segment operating loss stood at $5.2 million and $24.3 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $8.3 million and $38.1 million for the same periods in 2001.

Lower costs and operating expenses for the three- and nine-month periods ended September 30, 2002 reflect the Company's business plan guideline to keep the allocation of resources outside the PCS segment to a minimum, unless these operations can be independently financed.

Lower loss in value of investments and marketable securities of $3.9 million and $20.4 million, respectively, for the three- and nine-month periods ended September 30, 2002 was mainly due to the lower number of investments and marketable securities in the Company's portfolio in 2002.

Higher share of loss in investees of $1.8 million and $9.4 million, respectively, for the three- and nine-month periods ended September 30, 2002 was a result of the Company's share of loss in GSM Capital due to the general decline in market conditions for high-technology companies, which are the main component of the GSM Capital's portfolio.

LIQUIDITY AND CAPITAL RESOURCES
Reported results (in millions of dollars)
Three-month period ended September 30,	2002 $	2001 $	Variance $
Cash used in operating activities	(7.5)	(3.2)	4.3
Cash used in investing activities	(21.4)	(160.5)	(139.1)
Cash provided by (used in) financing activities	(5.8)	39.8	(45.6)

Reported results (in millions of dollars)
Nine-month period ended September 30,	2002 $	2001 $	Variance $
Cash used in operating activities	(40.5)	(131.4)	(90.9)
Cash provided by (used in) investing activities	25.9	(367.1)	(393.0)
Cash provided by financing activities	82.5	326.6	(244.1)

As of September 30, 2002, the Company had cash and cash equivalents of $87.0 million and short-term investments and marketable securities of $38.3 million (excluding the short-term investment of $3.3 million in Argo II discussed in note 4 of the unaudited interim financial statements for the three- and nine-month periods ended September 30, 2002). In addition, the Company has a $257.3 million senior secured revolving credit facility, the availability of which is subject to certain conditions.

The Company is subject to certain covenants in its long-term debt agreements. Unless the Company can successfully renegotiate some of these covenants, the Company believes that it will not be in compliance with these covenants in the next twelve-month period, and that such non-compliance could occur as early as the fourth quarter of 2002. If one or more covenants are not met, the Company will be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility. This may also result in an acceleration of debt repayment. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, among other things, on its ability to reduce its financing costs and improve its liquidity and operating performance.

The Company retained the services of a financial advisor and formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going-concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. These may take the form of a debt restructuring, recapitalization, potential capital infusion, or other types of transactions, including a court supervised reorganization. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

The Company continues to evaluate the possible alternatives to reduce its financing costs and improve its liquidity and is currently in discussions with a steering committee of its existing secured bank lenders, as well as an ad hoc committee of its existing unsecured high-yield note holders. Subsequent to the end of the third quarter, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the possibility of non-payment of interest on the Company's senior discount notes due 2006 and non-payment to a vendor under a material contract. The Company has not made any decision as to whether to make these payments and continues to evaluate the situation.

In comparison with December 31, 2001, receivables decreased by $3.1 million mainly due to a lower postpaid subscriber base partially offset by a higher postpaid ARPU. Inventories decreased by $1.6 million due to a lower volume of handsets on hand following efforts to reduce inventory levels. During the period, other current assets decreased by $2.8 million mainly due to the collection from manufacturers of volume rebates receivable partially offset by higher PCS License fees prepaid to Industry Canada. Capital assets decreased by $39.1 million due to depreciation expense in the amount of $164.6 million (including write-downs of $23.8 million discussed in the consolidated results section), partially offset by cash investments of $118.7 million mainly in the PCS network. Intangible assets decreased by $223.4 million due to the impairment charge recorded for the MCS Licenses in the second quarter of 2002. Long-term investments decreased by $23.1 million mainly due to the Company's share of loss in GSM Capital of $13.0 million (due to the general decline in market conditions of high-technology companies), the reclassification to current assets of the investment in Argo II ($6.6 million), and the devaluation of the Company's investment of $2.6 million in Saraide Inc. The decrease in deferred charges and other assets of $3.3 million was mainly due to the decrease in the cross-currency swap element resulting from the termination of US$220.0 million of US$270.0 million in hedging agreements, partially offset by higher deferred financing costs following the closing of the new $100.0 million Tranche F senior secured credit facility in February 2002. The increase in accounts payable and accrued liabilities of $19.2 million was mainly attributable to higher accrued interest on the Company's 1996 senior discount notes. The $132.9 million increase in long-term debt (including the current portion) was due to the new $100.0 million Tranche F senior secured term loan and to accreted interest of $60.6 million on the senior discount notes, partially offset by an exchange rate improvement of $17.0 million and the repayment of $10.7 million on the senior secured credit facilities.

Three-month period ended September 30, 2002

The Company used $7.5 million for operating activities for the three-month period ended September 30, 2002, compared with $3.2 million during the same period in 2001, for an increase of $4.3 million. This unfavourable difference resulted primarily from an increase in cash interest expense and other of $20.7 million and an increase in cash used in operating assets and liabilities of $4.7 million. The increase in cash interest expense was mainly due to interest on the senior discount notes due 2006. These increases in cash used in operating activities were partially offset by an improvement in EBITDA of $21.1 million. With the third quarter of 2002, the Company posted its fifth consecutive quarter of positive EBITDA, reflecting declining costs from improved efficiencies in delivering network service, better control over non-subscriber acquisition-related expenses and reduced retail subscriber acquisition costs.

Cash used in investing activities was $21.4 million for the three-month period ended September 30, 2002, compared with $160.5 million during the same period in 2001, for a decrease of $139.1 million. This difference was mainly attributable to lower additions to capital assets of $84.6 million arising from a reduction in cash investments made in the PCS network, reflecting the Company's focus on cash preservation, as well as to lower deferred charges of $2.1 million. Also, lower additions to short- and long-term investments of $22.7 million and proceeds of $29.8 million received mainly from the termination of hedging agreements explained the decrease in cash used in investing activities.

Cash used in financing activities was $5.8 million for the three-month period ended September 30, 2002, compared with cash provided by financing activities of $39.8 million in 2001. In the third quarter of 2002, the Company made repayments of $5.8 million on its senior secured credit facilities, while it made net draw-downs of $39.8 million on its senior secured revolving credit facility during the same period in 2001.

Nine-month period ended September 30, 2002

The Company used $40.5 million in cash for operating activities for the nine-month period ended September 30, 2002, compared with $131.4 million during the same period in 2001, for a decrease of $90.9 million. This favourable variance resulted primarily from a positive EBITDA (excluding the reversal of a non-cash sales tax provision of $13.8 million) of $52.4 million for the nine-month period ended September 30, 2002, compared with a negative EBITDA of $23.1 million for the same period in 2001, and a decrease in cash used in operating assets and liabilities of $83.6 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $64.4 million (mainly due to an interest payment on the senior discount notes due 2006 in the amount of $44.8 million) and restructuring charges in the amount of $3.8 million relating primarily to severance payments made to a number of employees laid off during the first quarter of 2002 in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan.

Cash provided by investing activities was $25.9 million for the nine-month period ended September 30, 2002, compared with cash used in investing activities of $367.1 million during the same period in 2001. This difference was mainly attributable to lower additions to capital assets and deferred charges of $174.3 million, mainly due to lower cash investments made in the PCS network reflecting the Company's focus on cash preservation. It was also due to lower additions of $80.0 million to intangible assets, the amount of which was paid in the first quarter of 2001 as the second instalment made by the Company following the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $107.3 million contributed to the favourable variance. Finally, the decrease in cash used in investing activities can be explained by proceeds of $30.5 million received mainly from the termination of hedging agreements as well as by lower cash investment of $0.9 million in Argo II.

The Company has committed to invest, in the form of a subscription for units, US$10.0 million in Argo II and, as of September 30, 2002, US$5.5 million has been paid. During the third quarter of 2002, the Company was asked to contribute an additional US$0.5 million, as part of its original commitment, payable on September 16, 2002. On that date, the Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment date to December 13, 2002.

Cash provided by financing activities was $82.5 million for the nine-month period ended September 30, 2002, compared with $326.6 million for 2001. This was mainly due to the lower amount of cash provided by the issuance of $97.3 million in shares (3,703,704 Class B Non-Voting Shares issued in 2001 compared with nil in 2002) and lower net draw-downs made on the senior secured revolving credit facility of $230.8 million, partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility (Tranche F). In addition, higher financing costs of $5.2 million and the repayment of the senior secured loans in the amount of $10.7 million contributed to the variance.

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

The Company continues to experience additional growth-related capital requirements arising from the funding of network capacity and maintenance and other enhancements, and the cost of acquiring new PCS customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995

This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company's market. Readers should evaluate any statements in light of these important factors.

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Part II: Other Information

Item 1. Legal Proceedings

On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

Item 2. Changes in Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 5. Other Information

None

Item 6. Exhibits and Reports on Form 8-K

None